Analyze • Detect • Measure • Control™

Thermo
ELECTRON CORPORATION

                                                              Filed by Thermo Electron Corporation

                                    Pursuant to Rule 425 under the Securities Act of 1933

                                                    And Deemed Filed Pursuant to Rule 14a-12

                                                     Under the Securities Exchange Act of 1934

                                       Subject Company: Fisher Scientific International Inc.

                                                                          Commission File No. 1-10920

The following presentations from Thermo Electron's Annual Investor Conference on Wednesday, May 24, 2006 were posted on Thermo Electron's website.

FORWARD-LOOKING STATEMENTS

Information set forth in this filing contains forward-looking statements, which involve a number of risks and uncertainties. Thermo Electron and Fisher

Scientific caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-
looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Thermo Electron and Fisher Scientific, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in Thermo

Electron's and Fisher Scientific's filings with the SEC, including their respective Quarterly Reports on Form 10-Q for the first quarter of 2006.
These include risks and uncertainties relating to: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule;
the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; use and protection of intellectual property; dependence on customers' capital spending policies and government funding policies; realization of potential future savings from new productivity initiatives; dependence on customers that operate in cyclical industries; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; exposure to product liability claims in excess of insurance coverage; and the effect of exchange rate fluctuations on international operations. The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THIS TRANSACTION

In connection with the proposed merger, Thermo Electron will file with the

Securities and Exchange Commission (the "SEC") a Registration Statement on
Form S-4 that will include a joint proxy statement of Thermo Electron and
Fisher Scientific that also constitutes a prospectus of Thermo Electron. Thermo

Electron and Fisher Scientific will mail the joint proxy statement/prospectus to their respective stockholders. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by Thermo Electron and Fisher Scientific with the
SEC at the SEC's Web site at www.sec.gov. The joint proxy
statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing Thermo Electron's Web site at
http://www.thermo.com under the heading "About Thermo" and then under the heading "Investors" or by accessing Fisher Scientific's Web site at
http://www.fisherscientific.com under the tab "Investor Info."

Thermo Electron, Fisher Scientific and their respective directors and executive officers may be soliciting proxies from stockholders in favor of the merger. Information regarding the persons who may, under the rules of the
SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Thermo Electron's executive officers and directors in Thermo
Electron's definitive proxy statement filed with the SEC on April 11, 2006.
You can find information about Fisher Scientific's executive officers and directors in their definitive proxy statement filed with the SEC on April 6,
2006. You can obtain free copies of these documents from Thermo
Electron or Fisher Scientific using the contact information above.

Analyze • Detect • Measure • Control™

Thermo
ELECTRON CORPORATION

World Leader in Analytical Instruments

Marijn E. Dekkers

President & CEO

2006 Annual Investor Conference
 May 24, 2006

Summary

Note:  For historical periods, all items identified as “adjusted’ as well as “free cash flow” are reconciled to the most directly comparable GAAP measures in Appendix A,  which is also available on the company’s website, www.thermo.com, in the “Investors” section under “Reconciliation of Financial Information – Q1 2006.”  Adjusted items also include pro-forma stock option expense for periods through and including
2005 as if it had been required.  2006 numbers include the effect of stock option expense.

1. Thermo is leading the way

Size matters!

World-class technologies

Scientific instruments leader

Laboratory equipment powerhouse

Integrated solutions for the lab

Integrated workflow solutions

“Beyond the Box” informatics & services

Instruments solutions outside the lab

Strong industrial & laboratory demand
fueling growth

2005 actual up 25% over 2004,
2006 expected to be 14-18% over 2005

2. Adjusted EPS growth is
accelerating

3. Growth platform has
momentum

4. Continued focus
on productivity

5. Balanced customer base

Practical Process Improvement (PPI)
will drive further margin and cash
flow improvement

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

The Industry is Changing

Customer Trends:

More globally dispersed

More interested in efficiency

Fewer suppliers

More accurate analysis

Integrated workflow solutions

Thermo Capabilities:

Global footprint

Largest sales & services team

Broad, but integrated, set of
technologies

Largest R&D budget

Strong balance sheet to fund
acquisitions

As the industry leader, we are in a strong position…

Thermo well positioned to win

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

Thermo Today

$2.8B in revenues

1 global brand

11,000 employees

Operations in 30 countries

Headquartered near Boston, MA

S&P 500

The world leader in analytical instruments

Analyze • Detect • Measure • Control™
Thermo ELECTRON CORPORATION

The World Leader in Analytical Instruments

Our instrument solutions enable customers to make the world

a healthier, cleaner and safer place

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

Thermo’s Analytical Technologies

Mass Spectrometry

FT-IR Spectroscopy

Raman Spectroscopy

X-Ray Diffraction

X-Ray Fluorescence

UV-Vis Absorbance

Atomic Absorption

High-Pressure Liquid
Chromatography

Gas Chromatography

Chemiluminescence

Photochemistry

Pulsed UV Fluorescence

Inductively Coupled Plasma

World-class technologies

CSI:

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

Thermo’s Analytical Technologies…

Drug Discovery

Forensic Science

Clinical Diagnostics

Environmental Testing

Safety & Security

Quality Control

Advanced technologies tackling tough analytical challenges

INSTRUMENT BUSINESS OUTLOOK

Strategic Information for the Analytical & Life Science Instrument Industry

2005 Company of the Year

PITTCON 2006
EDITOR'S AWARD
Most Innovative Product
GOLD
LTQ ORBITRAP
Thermo Electron Corporation

Analyze • Detect • Measure • Control™

Thermo
ELECTRON CORPORATION

External Recognition

IBO 2005 Company of the Year

2005 Frost & Sullivan Award:
“LIMS Market Leader”

2006 Pittcon

Editor’s Gold Award

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

Two Segments

Pharma/biotech labs

Clinical labs

Government/university labs

Industrial labs

Forensics labs

Environmental labs

MEASUREMENT & CONTROL

25%

Safety and security

Air/water quality

Safety & security

In-line manufacturing processes

Pharmaceuticals production

Food/beverage processing

Chemicals/materials production

THERMO OUTSIDE THE LAB

LIFE & LABORATORY SCIENCES

75%

THERMO INSIDE THE LAB

Hardware
56%
Services
21%
Software
15%
Consumables
8%

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

Business Landscape

Outstanding portfolio mix

12%
11%
19%
[redacted]
23%
35%

17%
5%
34%
[redacted]
44%

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

Diverse Markets & Geographic Spread

North America

Asia

Other

Europe

Geographic

Distribution

Globally positioned

Environmental/

Security

Clinical

Industrial

Pharma/Biotech

Academia/Gov’t.

End
Markets

Balanced customer base

$35
$30
$25
$20
$15
$10
$5
$0
$4.2
$8.5
$5.2
$3.5
$6.7
$31.4
$14.7
$10.9
$16.7
$22.5
$20.1
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006E

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

VC Funding Flow into Biotech

Stronger equity flow into biotech driving laboratory investment

Billions

Equity Raised By Biotech*

*Source: Thomas Weisel Partners LLC

$40
$35
$30
$25
$20
$15
$10
$5
$0
$26B
$30B
$32B
$36B
$39B
$39.5B
$41.2B
EST**
2000
2001
2002
2003
2004
2005
2006E**

Analyze • Detect • Measure • Control™

Big Pharma’s Investment in R&D

“Top 10 Survey” R&D Spend Trend*

*Source: Pharmaceutical Executive Magazine: Top 50 Survey Reports **Assumes 4% growth in Top 10 Pharma R&D spend for 2006

Billions

Growth continues albeit at a slower rate

San Francisco Chronicle

SAN FRANCISCO

$16 million gift for UCSF research center

Carl Hall

Friday, May 12, 2006

Ray Dolby, founder of the Dolby Laboratories sound enterprise in San Francisco, and his wife, Dagmar, a longtime proponent for women's reproductive rights, are donating $16 million to UCSF to help pay for a new **stem cell** research center, the university announced Wednesday.

The Dolbys gave $5 million last year to help establish the state Proposition 71 program, known as the California Institute for Regenerative Medicine.

The donation to UCSF will help pay for what is tentatively envisioned as a $100 million, 85,000-square-foot building at the health science university's Parnassus Heights campus, enough to house about 15 to 18 principal investigators and staff within about 45,000 square feet of lab space.

Baylor College of Medicine receives $100 million gift

HOUSTON -- (Jan. 31, 2006) -- Baylor College of Medicine is the recipient of a $100 million gift, thanks to the generosity of energy entrepreneur Dan L. Duncan and his family. Duncan, who is a member of the College's board of trustees, has targeted this major gift to BCM's cancer center, an integrated research, education and patient treatment center based in the Texas Medical Center. It will be called the Dan L. Duncan Cancer Center.

The $100 million gift, one of the largest in Texas' philanthropic history, is incremental to $37 million the Duncan family has given BCM over the last two years in support of other initiatives, including $35 million last year for the Baylor Clinic, the College's new adult ambulatory care facility on Main Street in the Texas Medical Center and, prior to that, $2 million for prostate cancer research.

Analyze • Detect • Measure • Control™

Thermo ELECTRON CORPORATION

Private Sector Fueling Research

Private research grants on the rise

Source: www.bcm.edu

200%
150%
100%
50%
0%
Dec-02
Apr-03
Aug-03
Dec-03
Apr-04
Aug-04
Dec-04
Apr-05
Aug-05
Dec-05
Apr-06
May 18, 06
Oil
Copper
Steel

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

Commodity Pricing & Industrial Capacity Utilization

*Steel data illustrates an average of three indices

*

Upward Price Trend

Tightening Capacity Trend

Industrial customers continue to invest in capacity expansion

“April industrial capacity utilization
rose to 81.9% from 81.4% in March…
Last month's utilization rate was the
highest since July 2000 and rose to
about one percentage point above
the 1972-2005 average, according
to the Fed.”

Source: Dow Jones May 2006

Laboratory Equipment	Laboratory Reagents	Laboratory Consumables	Scientific Instruments	Laboratory Informatics	Laboratory Services	Field/Process Instrumentation
	●		◐	●	●	●	●
	◐	●	●			●	
		◐	◐	●	◐		
			◐	●	◐	◐	
	●	◐					
	◐		◐	◐			
	◐						◐
	◐	◐		●		◐	
			◐	●	●		
			◐	●			
		●					
		●					

Analyze • Detect • Measure • Control™
Thermo ELECTRON CORPORATION

Thermo’s Competitive Position

Fisher Scientific

Sigma Aldrich

Invitrogen

Varian

PerkinElmer

Mettler Toledo

Waters

GE Healthcare

Beckman Coulter

Agilent
Technologies

Applied
Biosystems

Thermo

Company

Two Growth Drivers Unique to Thermo

1.

Total integrated instruments solutions for the laboratory

Designed workflows for Sample Preparation, Analysis, Data Interpretation,
Automation, and Services

Examples:

Biomarker Proteins

2.

Take laboratory analytical technologies outside the laboratory

Process control instrumentation

Environmental monitoring instrumentation

Safety and security instrumentation

Drives our new product and acquisition strategy

Analyze • Detect • Measure • Control™
Thermo ELECTRON CORPORATION

Enabling Integrated Workflows in the Lab

Thermo uniquely positioned

Laboratory Equipment

Scientific Instruments

Informatics & Services

Laboratory Services

Automation

Consumables/Reagents

Sample

Preparation

Sample

Analysis

Data

Interpretation

& Storage

CRS Robotics

Innaphase

USCS, LMSi

Jouan, Kendro

Ionalytics

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

Robotics

Centrifuges

Concentrators

Liquid
Chromatography/
Mass Spectrometry

Lab
Information
Management
System

Microplate
Readers

Software

Xcalibur

Protein
Fractionation

Enabling Integrated Workflows in the Lab:
Biomarker Research

Freezers

Data

Interpretation
& Storage

Sample

Preparation

Sample

Analysis

Cells or
Tissue

Biomarker
Identification

Lab to Line Strategy

Taking Instruments Outside the Lab

From “Recipe” Measurements to “End-Point Detection”

Increased Regulatory Pressures

Economics & Profitability

Protection from Liabilities

Key Drivers:

Analyze • Detect • Measure • Control™
Thermo ELECTRON CORPORATION

Applications

Technology in

the Laboratory

Fermentation Analysis

Protein & Vaccine Production

Mass Spectrometry

Tablet Inspection

FTIR Imaging Systems

FTIR & NIR

Lab to Line Opportunities

Alloy Formulation

Steel and Metals Production

X-ray Fluorescence

Sulfur Analysis in Gasoline

Pulsed UV Fluorescence

Refinery Operations

We have already demonstrated key successes with
leading customers in the process industries

Migration
to Process

Can Filling

Food/Beverage Inspection

X-Ray Imaging

Coal Blending

Coal Production

Gamma Radiation Imaging

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

Acquisitions & Divestitures since March 2005

Significantly stronger portfolio

Niton - Portable X-Ray Instruments

R&P - Air Quality Instruments

Kendro - Laboratory Equipment

Ionalytics – FAIMS for Mass Spectometry

Omega Data Systems – Instrument Software

Biostar Point of Care

Allen Coding

Acquisitions

Divestitures

Total Cost $937M

Revenue          $425M

Total Proceeds    $64M

Revenue                         $43M

Total:

Total:

$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
14% CAGR
$1.90
$2.21
$2.63
2003
2004
2005
2006

$2.00
$1.80
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
19% CAGR
$1.00
$1.18
$1.47
$1.68 - $1.73
2003
2004
2005
2006

Analyze • Detect • Measure • Control™
Thermo ELECTRON CORPORATION

Financial Goals

Revenue

Driving adjusted EPS growth to 19% CAGR

Goal

Adjusted EPS

$2.81 - $2.86

Billions

Goal

Note:  For historical periods, all items identified as “adjusted’ as well as “free cash flow” are reconciled to the most directly comparable GAAP measures in Appendix A, which is also available on the company’s website, www.thermo.com, in the “Investors” section under “Reconciliation of Financial Information – Q1 2006.”  Adjusted items also include pro-forma stock option expense for periods through and including
2005 as if it had been required.  2006 numbers include the effect of stock option expense.

Analyze • Detect • Measure • Control™

Thermo
ELECTRON CORPORATION

$2.81 - $2.86B

$1.47

$350M
13.3%

$2.63B

2005

Actual

$1.68 - $1.73

$420-430M
14.7-15.2%

2006
Goal

$1.18

$262M
11.9%

$2.21B

2004

Actual

14-18%

Adjusted EPS

20-23%
140-190 bps

Adjusted Operating Income

        % of Revenue

7-9%
(5-6% organic
growth)

Revenue

’05 VS. ‘06

Change

Financial Goals

Thermo positioned for a strong 2006

Note:  For historical periods, all items identified as “adjusted’ as well as “free cash flow” are reconciled to the most directly comparable GAAP measures in Appendix A, which is also available on the company’s website, www.thermo.com, in the “Investors” section under “Reconciliation of Financial Information – Q1 2006.”  Adjusted items also include pro-forma stock option expense for periods through and including
2005 as if it had been required.  2006 numbers include the effect of stock option expense.

Thermo
ELECTRON CORPORATION

Fisher Scientific
International Inc.

Thermo
ELECTRON CORPORATION
Fisher Scientific
International Inc.

Combination of Industry Leaders

Accelerates Earnings Growth

  Industry transforming

  Exciting growth opportunities

  World-class capabilities

  Compelling financial benefits

Thermo
ELECTRON CORPORATION
Fisher Scientific
International Inc.

Combined Financial Strength

$2.27 - $2.37

Adjusted EPS

Over $1 billion

$1.5 - $1.6 billion

17%

$9.2 - $9.3 billion

2007

Operating Cash Flow

Adjusted Operating Income

% Margin

Revenue

Note:  Above items include the effect of stock option expense.

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

The World Leader in Analytical Instruments

Our instrument solutions enable customers to make the world

a healthier, cleaner and safer place

Thermo Electron Corporation

Building Financial Momentum

Pete Wilver

Chief Financial Officer

2006 Annual Investor Conference

May 24, 2006

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

Financial Update

2007 Outlook

2006 Guidance

Financial Trends

2005 Actual Results

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

Full Year 2005 Actual Results

Excellent financial performance…exceeded
high-end of original EPS guidance by $0.10

Full Year

                                                                                                       20052004                Inc/(Dec)

Revenue                                                                    $2,633                               $2,206                               19%
  Organic Growth                                                     4%4%

Adj. Operating Income                        $350                                $262                                   34%
  % of Revenue                                                     13.3%                                  11.9%                                 1.4%

Free Cash Flow                                               $245                                   $206                                   19%

Adjusted EPS                                                     $1.47                                  $1.18                                 25%

Note:  For historical periods, all items identified as “adjusted’ as well as “free cash flow” are reconciled to the most directly comparable GAAP measures in Appendix A which is also available on the company’s website, www.thermo.com, in the “Investors” section under “Reconciliation of Financial Information – Q1 2006.”  Adjusted
items also include pro-forma stock option expense for periods through and including 2005 as if it had been required.

14% CAGR
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2003
2004
2005
2006E

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

Revenue Trend

$ Billions

Reported Growth

Organic Growth

3%

4%

(3%)

16%

19%

4%

7–9%

5–6%

$1.90

$2.21

$2.63

$2.81–2.86

450
375
300
225
150
75
0
25% CAGR
2003
2004
2005
2006E

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

Adjusted Operating Income Trend

$ Millions

YOY Growth

% of Sales

11%

11.9%

11.4%

21%

34%

13.3%

20–23%

14.7–15.2%

$216

$262

$350

$420–430

Note:  For historical periods, all items identified as “adjusted’ as well as “free cash flow” are reconciled to the most directly comparable GAAP measures in Appendix A which is also available on the company’s website, www.thermo.com, in the “Investors” section under “Reconciliation of Financial Information – Q1 2006.”  Adjusted items also include pro-forma stock option expense for periods through and including 2005 as if it had been required.  2006 numbers include the effect of stock option expense.

$2.00
$1.50
$1.00
$0.50
$0.00
19% CAGR
2003
2004
2005
2006E

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

Adjusted EPS Trend

YOY Growth

14%

18%

25%

14–18%

$1.00

$1.18

$1.47

$1.68–1.73

Note:  For historical periods, all items identified as “adjusted’ as well as “free cash flow” are reconciled to the most directly comparable GAAP measures in Appendix A, which is also available on the company’s website, www.thermo.com, in the “Investors” section under “Reconciliation of Financial Information –  Q1 2006.”  Adjusted items also include pro-forma stock option expense for periods through and including 2005 as if it had been required.  2006 numbers include the effect of stock option expense.

350
300
250
200
150
100
50
0
21% CAGR
2003
2004
2005
2006E

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

Free Cash Flow Trend

$ Millions

$163

$206

$245

$275–300

YOY Growth

97%

26%

19%

12–22%

Note:  For historical periods, all items identified as “adjusted’ as well as “free cash flow” are reconciled to the most directly comparable GAAP measures in Appendix A, which is also available on the company’s website, www.thermo.com, in the “Investors” section under “Reconciliation of Financial Information – Q1 2006.”

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

Q1 2006 Actual Results

Last four quarters average 7% organic growth, 200+ bps
margin expansion and over 25% adjusted EPS growth

First Quarter

($ in millions, except EPS)

                                                                                                       20062005                Inc/(Dec)

Revenue                                                                       $684                                      $559                                    22%
  Organic Growth                                                   10%                                         0%

Adj. Operating Income                          $97                                     $61                                      58%
  % of Revenue                                                     14.2%                                  11.0%                                 3.2%

Adjusted EPS                                                     $0.39                                  $0.29                                 34%

Note:  For historical periods, all items identified as “adjusted’ as well as “free cash flow” are reconciled to the most directly comparable GAAP measures in Appendix A, which is also available on the company’s website, www.thermo.com, in the “Investors” section under “Reconciliation of Financial Information – Q1 2006.”  Adjusted items also include pro-forma stock option expense for periods through and including 2005 as if it had been required.  2006 numbers include the effect of stock option expense.

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

14-18%

$1.47

$1.68-1.73

Adjusted EPS

$245

$350M
13.3%

$2.63B

4%

2005

Actual

12-22%

$275-300M

Free Cash Flow

20-23%
140-190 bps

$420-430M
14.7-15.2%

Adj. Operating Income

        % of Revenue

7-9%

$2.81-2.86B

5-6%

Revenue

        Organic Growth

YOY

Change

2006

Goal

2006 Financial Goals

Continuing financial momentum in 2006

Note:  For historical periods, all items identified as “adjusted’ as well as “free cash flow” are reconciled to the most directly comparable GAAP measures in Appendix A, which is also available on the company’s website, www.thermo.com, in the “Investors” section under “Reconciliation of Financial Information – Q1 2006.”  Adjusted items also include pro-forma stock option expense for periods through and including 2005 as if it had been required.  2006 numbers include the effect of stock option expense.

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

2005-2006 Adjusted EPS Bridge

2006

Guidance

2005
Actual

Inflation

Below
the Line

Productivity

Balanced contribution from growth and productivity

Revenue
Growth

$1.47

($0.24)

($0.08)

$0.32-0.36

$0.20-0.22

$1.68-1.73

Note:  For historical periods, all items identified as “adjusted’ as well as “free cash flow” are reconciled to the most directly comparable GAAP measures in Appendix A, which is also available on the company’s website, www.thermo.com, in the “Investors” section under “Reconciliation of Financial Information – Q1 2006.”  Adjusted items also include pro-forma stock option expense for periods through and including 2005 as if it had been required.  2006 numbers include the effect of stock option expense.

Analyze • Detect • Measure • Control™

Thermo
ELECTRON CORPORATION

Balance Sheet Leverage

Ample room to make additional cash acquisitions

1.3X

16%

$2,874

($249)

$560

$311

Q1 2006

($304)

$271

Net Cash (Debt)

18%

8%

Total Debt/Capitalization

1.5X

0.8X

Total Debt/Adjusted EBITDA (LTM)*

Leverage

$2,793

$2,666

Shareholder’s Equity

$599

$241

Total Debt

$295

$512

Total Cash & Equivalents

2005

2004

($ in millions)

Note:  For historical periods, all items identified as “adjusted’ as well as “free cash flow” are reconciled to the most directly comparable GAAP measures in Appendix A, which is also available on the company’s website, www.thermo.com, in the “Investors” section under “Reconciliation of Financial Information – Q1 2006.”  Adjusted items also include pro-forma stock option expense for periods through and including 2005 as if it had been required.  2006 numbers include the effect of stock option expense.
*Adjusted EBITDA equals adjusted operating income excluding depreciation.

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

2007 Outlook (Thermo Fisher Scientific)

$2.27-2.37

34-38%

Adjusted EPS

  YOY Growth

Over $1B

$1.5-1.6B

17%

$9.2-9.3B

2007

Operating Cash Flow

Adjusted Operating Income

  % of Revenue

Revenue

Exceptional adjusted EPS growth
and compelling cash flow

Note:  Above items include the effect of stock option expense.

Longer-term Financial Goals
(Thermo Fisher Scientific)

18-20%

Adjusted EPS Growth

19-20%

6-8%

Adjusted Operating Margin

Organic Revenue Growth

Tremendous upside for shareholders

Note:  Above items include the effect of stock option expense.

Driving Margin Improvement

Marc N. Casper

Senior Vice President

2006 Annual Investor Conference

May 24, 2006

16%
14%
12%
10%
8%
6%
4%
2%
0%
11.9%
13.3%
2004
2005
2006 Goal

400
300
200
100
0
Basis Points
80
170
280
320
Q2 05
Q3 05
Q4 05
Q1 06

Analyze • Detect • Measure • Control™

Thermo ELECTRON CORPORATION

Driving Margin Improvement

Goal: Continue to expand adjusted operating margins
by approximately 150 basis points per annum

Adjusted
Operating Margins

Adjusted Operating Margin
Expansion Last 4 Quarters

Note:  For historical periods, all items identified as “adjusted’ as well as “free cash flow” are reconciled to the most directly comparable GAAP measures in
Appendix A, which is also available on the company’s website, www.thermo.com, in the “Investors” section under “Reconciliation of Financial Information – Q1
2006.”  Adjusted items also include pro-forma stock option expense for periods through and including 2005 as if it had been required.  2006 numbers include the effect of stock option expense.

14.7 –
15.2%

Basis Points

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

~150 basis
points
margin

expansion
per year

Driving Margin Improvement

Volume

Leverage

Price

Productivity

Acquisition

Integration

0

150

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

Driving Margin Improvement

Driving organic growth

    - Vitality Index & new products

    - Leading commercial capabilities

    - Attractive customer base

Price

PPI driving productivity

Acquisition integrations

    - Niton

    - Kendro

30
25
20
15
10
5
0
2003
2004
2005
Q1 2006

Analyze • Detect • Measure • Control™
Thermo ELECTRON CORPORATION

Driving Organic Growth:
Vitality & New Products

New products are a key growth driver

LTQ Orbitrap
Mass Spec

15%

20%

23%

Vitality Index

25%

Darwin LIMS
Software

iCAP 6500

Pittcon

Gold

2006

Sorvall RC6

NITON
Analyzer

Mercury

Freedom
System

Percent

Percent of product revenue from new
products introduced in the last two
years

$160 million R&D  investment

Thermo
ELECTRON CORPORATION

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

Worldwide presence

Direct & indirect
  channels

Services

Powerful combination driving accelerated growth!

Driving Organic Growth:
Leading Commercial Capabilities

4,000 Employees Working With Customers Every Day

Global Reach

Team Selling

Key accounts

Product &
applications
specialists

Educating customers

Extended lab services

Asset management

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

Driving Organic Growth:
Leading Commercial Capabilities

World-Class Customer Demo Centers

Paris

London

West Palm Beach, FL

Tokyo

Frankfurt

Somerset, NJ

Shanghai

Bremen

San Jose, CA

Mumbai

Breda

Madison, WI

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

Driving Organic Growth:
Shanghai Customer Demo Center

Shanghai Demo Center

Working Demo Labs for all product lines

Thermo China headquarters

Shanghai sales office

40,000 square feet

CSI:

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

Driving Organic Growth:
Attractive Customer Segments

Drug Discovery

Forensic Science

Clinical Diagnostics

Environmental Testing

Safety & Security

Quality Control

Advanced technologies tackling
tough analytical challenges

BROAD
INSTITUTE

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

Driving Organic Growth:
At Work With Our Customers

Searching for therapies for
cancer, diabetes, & mental illness

Broad Institute

Research collaboration of MIT & Harvard

230,000 sq/ft laboratory facility

Early engagement with Thermo

Provided a suite of equipment &
  instruments, including

     - Thermal cyclers

     - Centrifuges

     - Incubators

     - Reagent dispensers

     - LTQ FT mass spectrometer

     - LTQ Orbitrap mass spectrometer

biogen idec

Ed Dondero
Biogen Idec

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

“…a program that not
only saves us money,
but simultaneously
improves the quality of
our service.”

Ed Dondero, Biogen Idec
Director of Facilities

Optimizing Laboratory Assets

Driving Organic Growth:
At Work With Our Customers

Customer Challenge

Reduce equipment maintenance costs:
1,000 instruments from 70 different vendors

Consolidate $1 million+ in service contracts

Obtain an accurate asset inventory

Maintain existing quality of service

Results

4 year savings of $1.3M

Annual savings >15%

Reduced administrative burden

Redeployment of idle assets

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

Driving Margin Improvement

Driving organic growth

     - Vitality Index & new products

     - Leading commercial capabilities

     - Attractive customer base

Price

PPI driving productivity

Acquisition integrations

     - Niton

     - Kendro

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

Driving Margin Improvement :
Pricing Discipline at Thermo

PPI best practice sharing

Incentive compensation
alignment at all levels

Discount approval authority

Training

Quick market intelligence

Thermo Implementation

Continuous learning

Reward success

Execution discipline

Positioning our solutions

Competitive dynamics

Focus

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

Driving Margin Improvement:
Productivity - Practical Process Improvement

Wireless
Communication

Cross-company team

$500k savings

$30M impact per year from PPI

Customer Order
Acknowledgement

Compliance test
business unit

Process reduced from
17 days to 12 minutes

Lean Keys in
Asheville Factory

$10M inventory reduction

$2M lower labor cost

  PPI continuous-improvement methodology utilized by Thermo

  4500 employees trained, 40% of work force

  Delivers 2-3% savings impact per annum

  Representative teams:

$25
$20
$15
$10
$5
$0
$19M
$21M
$25M
2004
2005
2006 Goal

$14
$12
$10
$8
$6
$4
$2
$0
$14M
2005
2006 Goal

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

Driving Margin Improvement:
Productivity - Sourcing

Levers

Annual Sourcing

Savings

Components Sourced
from Low-Cost Region

$ Sourced Components

$ Savings Target

$ Millions

$ Millions

Supplier negotiation

Spend aggregation

Alternate source

Value engineering

Make vs. Buy

Low-cost region sourcing

Thermo
Thermo
ELECTRON CORPORATION
$80
$70
$60
$50
$40
$30
$20
$10
$0
$42M
$75M
2005
2006 Goal

Analyze • Detect • Measure • Control™
Thermo ELECTRON CORPORATION

Driving Margin Improvement:
Productivity From Low Cost Region Production

30 - 35% cost-reduction opportunity
leveraging China capabilities

*Assumes 40% COGS at 35% savings

China: Annual Production Run Rate

$ China Production

$ Savings Target

$ Millions

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

Driving Margin Improvement

Driving organic growth

     - Vitality Index & new
products

     - Leading commercial
capabilities

     - Attractive customer base

Price

PPI driving productivity

Acquisition integrations

     - Niton

     - Kendro

Screening
Non RoHS Compliant
ED-XRF
RoHS Compliant
Inconclusive:
Requires More Testing

Analyze • Detect • Measure • Control™
Thermo ELECTRON CORPORATION

Driving Margin Improvement:
Acquisition Integration

Supports growing demand for
field applications

First-line RoHS screening

Simple point & shoot operation

Acquired March 2005

Handheld elemental X-Ray
analysis

$36M revenue in 2004:
12% adjusted operating margin

$65M revenue last 4 quarters:
19% adjusted operating margin*

NITON Case Study

Enabling RoHS  Compliance

**RoHS – Restriction of Hazardous Substances

*13% on a GAAP basis, including 6% of amortization of acquired intangibles

**

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

Driving Margin Improvement:
Acquisition Integration

$833M acquisition

$365M revenue

Closed May 2005

Extends key lines of
lab equipment

Sorvall, Heraeus, Revco

Kendro Case Study

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

Driving Margin Improvement:
Acquisition Integration

Plan

Status / Accomplishments

Powerful world-scale lab-equipment platform to deliver
accelerated growth and margin expansion

Increased resources to bring
  solutions to our major-market customers

Integrated commercial organization
  & offices with one face to customer

Created new R&D centers of
   excellence to leverage expertise
   & accelerate product vitality

PPI fully introduced – employees
  trained and driving rapid
  operating improvements

Headcount reduced by 200

4 manufacturing sites consolidated

Rapid integration of all functions,
   processes & product lines within
   one clear organization

Technology excellence

Productivity

Operations & business
integration

Key account focus

Commercial integration

Kendro Case Study – Results One Year Later

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

Driving Margin Improvement:
Acquisition Integration

Achieved

Exceeded 10¢ accretion in
   first 12 months

10¢ accretive to adjusted EPS
   in first full year

On Track

Realized $12M in first 12 months

At $16M run rate

$30M synergies by year 3

Status / Accomplishments

Plan

Kendro Case Study – Results One Year Later

Note:  For historical periods, all items identified as “adjusted’ as well as “free cash flow” are reconciled to the most directly comparable GAAP measures in
Appendix A, which is also available on the company’s website, www.thermo.com, in the “Investors” section under “Reconciliation of Financial Information – Q1
2006.”  Adjusted items also include pro-forma stock option expense for periods through and including 2005 as if it had been required.  2006 numbers include the effect of stock option expense.

Summary

Note: Above items include the effect of stock option expense.

Thermo delivering significant expansion of adjusted
operating margins

Continue ~150 point margin expansion per annum

Margin expansion driven by:

     - Volume leverage from organic growth

     - Price

     - Productivity initiatives

     - Acquisition integration impact

New Product Momentum

Ian D. Jardine Ph.D.

Vice President Global R&D

2006 Annual Investor Conference

May 24, 2006

Thermo Electron
Life Sciences Symposium
50th Anniversary
MAY 5, 2006

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

Celebrating 50 Years of Innovation

Early Emissions
Testing Technology

Leading-edge Mercury
Emissions Monitoring

Early Mechanical
Heart Development

Advanced
Biomarker Research

Then

Now

Continually enabling the
advancement of science

George N. Hatsopoulos

Thermo Electron founder

30
25
20
15
10
5
0
2003
2004
2005
Q1 2006

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

New Product Momentum

Thermo is recognized as innovation leader

15%

20%

23%

25%

Vitality Index

Percent

Percent of product revenue from new products
introduced in the last 2 years

$160 million R&D Investment

Thermo

Pittcon
GOLD
Editors'
Choice
Award

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

Continually Launching High Impact Products

Off-the-shelf
LIMS Solution

Award Winning
Innovation

Breakthrough
Sensitivity

Darwin LIMS

LTQ Orbitrap

iCAP Series

Informatics

Mass Spectrometry

Elemental Analysis

$200 Million
Market

$200 Million
Hybrid Market

$250 Million
Market

TM

TM

TM

Thermo
ELECTRON CORPORATION
22%
LabWare
12%
Applied
Biosystems
11%
LabVantage
7%
A J Blome-
systems
5%
StarLIMS
4%
Autoscribe
4%
PerkinElmer
3%
Other
32%

New

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

Winning LIMS Solution

For pharmaceutical quality control & R&D

“Off-the-shelf” LIMS with complete range of
standard features reduces total cost of ownership

Enables rapid deployment across multiple sites
with resulting large productivity gains

Powerful new LIMS solution to grow our leading market share

DARWIN Laboratory Information Management System (LIMS)

  $250
Million
Market

DARWIN

LIMS

TM

New
Thermo

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

Next Generation Elemental Analyzer

Innovative optics & breakthrough camera technology
delivers the highest performance in the smallest footprint

iCAP 6000 Series ICP-OE Elemental Analyzer

CID86
Camera

$200 Million
Market

TM

TM

Delivers up to 5X gain in performance

   - Improved sensitivity for key
environmental elements such as Arsenic and
Selenium

Dramatically cuts purge gas consumption

   - Saves $ thousands in annual operating
costs

Compact and easy to use

   - Improves lab productivity

Pittcon
GOLD
Editors'
Choice
Award

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

LTQ Orbitrap Hybrid Mass Spectrometer

Mass Spectrometry Breakthrough

Phenomenal customer reception!

$200 Million
Hybrid Market

TM

Mass Spectrometers

    - Detect and conclusively identify
compounds very accurately and at very
high sensitivity

First completely NEW mass spectrometer
analyzer in more than 20 years

    - Ideal for small-molecule (e.g. drugs)
and peptide/protein identification and
quantitation

Orbitrap is 5X TOF in performance

    - Resolution, mass accuracy, sensitivity,
speed, and dynamic range

Steven A. Carr, Ph.D.
BROAD Institute

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

Enabling Customers

Dr. Steven Carr, BROAD Institute

MIT/Harvard Labs, Cambridge MA

Proteomics & Biomarker Discovery

Video Interview

Pittcon GOLD Editors' Choice Award

Analyze • Detect • Measure • Control™
Thermo ELECTRON CORPORATION

Sample
Preparation

New Product Momentum:
Pittcon Introductions March ‘06

Services

Sample
Analysis

iCAP ICP-OE

NIR analyzers

Detectors for
Surveyor
Plus LC

DFS High-res
GC-MS

LTQ Orbitrap
mass spectrometer

Finnigan LXQ
mass spec

Evolution 600 UV-Vis
Spectrophotometer

NITON
elemental
analyzers

LIFECYCLE Asset Management

Biorepository Services

Data
Interpretation
& Storage

Sorvall RC6 Plus
Super-speed
centrifuge

Novus
Finnpipette

Espresso
‘Personal’
centrifuge

Sample Manager
NET & COTS

Darwin LIMS

OMNIC 7.3

QuickQuan

Navigator

AA iSQ
module

Appliskan
multimode
microplate
reader

NESLAB
ThermoFlex
temperature
control

HAAKE
DynaMax
temperature
control

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

HPLC: Separation - Detection - Quantitation

Solvent
reservoir

Pump

Injector

Column

UV or Mass
Spectrometer
Detector

Data
recorder

1.  Inject sample mixture

2.  Separate into individual components

3.  Detect and report

HPLC Hardware Market     >$1 Billion

Columns Market              >$0.5 Billion

MS Market for HPLC          >$1 Billion

New

Analyze • Detect • Measure • Control™
Thermo ELECTRON CORPORATION

Introducing: Accela  High Speed UHPLC

More flexibility than any competitive system!

Challenge: Demand for Faster Chromatography

Launching at American Society for
Mass Spectrometry Conference &
Exhibit in Seattle starting May 28th

TM

Fastest HPLC/UHPLC

     - Unique pump and system design

Two HPLC systems in one

     - Designed to run at conventional
(5,000 psi) and very high pressures
(15,000 psi)

Hypersil Gold 1.9 mm column

     - Superb peak symmetry and resolution

Relative Abundance

Analyze • Detect • Measure • Control™
Thermo ELECTRON CORPORATION

Column:

          A. 150 x 4.6 mm 5.0 um  C18
Hypersil Gold

          B. 50 x 2.1 mm 1.9 u m  C18
Hypersil Gold

Flow rate:  A. 1000 ul/min

                       B. 700 u l/mi

Pressure:  A. 155 bar

                   B. 380 bar

Detection: LTQ Orbitrap

         Resolution : 30,000

Analytes -Steroids

         1.  Testosterone

         2.  19-Nortestosterone

         3.  17- -Methyltestosterone

         4.  1-Dehydrotestosterone

Accela UHPLC + Hypersil Column + Orbitrap MS

0

2

4

6

8

10

12

14

Time (min)

0

10

20

30

40

50

60

70

80

90

100

Conventional
12 Minutes

High Speed
2 Minutes

1

1

2

3

4

2

3

4

TM

New

Analyze • Detect • Measure • Control™

Thermo
ELECTRON CORPORATION

Even More Performance

FAIMS Triple Quad

     LTQ FT
     Ultra

TSQ QUANTUM
with FAIMS

Environmental Triple Quad

New Linear Ion Trap

TSQ Quantum Access

LTQ XL with ETD

American Society for Mass Spectrometry
Conference and Exhibit - New Product Preview

Seattle

May 28th

to

June 2nd

TM

TM

TM

TM

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

Customer Recognition for Mass Spec Excellence

Great customer feedback

Thermo

Thermo

Ease-of-Use

Thermo

Applied Biosystems

Technical Specs

2005 Top Supplier

2004 Top Supplier

Category

Thermo

Thermo

Waters

Thermo

Thermo

Instrument Reliability

Thermo

Customer Service

Waters

Software & Data Handling

Thermo

Price/Value

Source: ASMS ‘04 & ’05 Surveys

American Society of Mass Spectrometry Survey

New

SIEVE™
Automated Label-Free Differential Expression Software
Thermo
ELECTRON CORPORATION

MetWorks
Thermo

ProSightPC™
Top-Down Identification and Characterization
Thermo
ELECTRON CORPORATION

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

Introducing: Powerful New Software at ASMS

QuickQuan

MALDI Tissue Imaging

Top Down Proteomics

Automated LC-MS/MS

Drug Discovery

Biomarker Differential Analysis

Auto MSn Structural Analysis

High Resolution/Accurate Mass

TM

Analyze • Detect • Measure • Control™
Thermo ELECTRON CORPORATION

Proteomics – Global Protein Identification

Lysate

Protein fractionation

Protein depletion

Protease digestion

Peptide selection

Peptide separation

Protein mixture

Peptide mixture

Peptides
for MS/MS

Cells or Tissue

Cellular
fractionation

Protein Identification

SIEVE™
Automated Label-Free Differential Expression Software
© Copyright 2006
This software is protected by U.S. and international copyright laws
Thermo
ELECTRON CORPORATION

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

Controls

Disease or

Treated

Automatically compares all LC-MS/MS data
  in disease/treated versus controls

Picks out and identifies those proteins which
  have increased or decreased in concentration

SIEVE™ - Global Differential Analysis Software

Controls

Disease or

Treated

LC-MS/MS

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

SIEVE Auto Differential Expression Software

Gigabyte Data Sets of
High Resolution/
Accurate Mass
LC-MS/MS Information

Time

MS/MS

Mass

Intensity

Multi-experiment
Quantitation of
Thousands of
Specific Proteins

Automating the process of biomarker discovery

Months of data analysis in minutes!

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

A Bright Future:
Enabling Integrated Lab Workflow Solutions

Data

Interpretation
& Storage

Sample

Preparation

Sample

Analysis

Complementary
Reagents & Consumables

Xcalibur

Proteomics Research Application

Cells or
Tissue

Biomarker
Identified

Or Measured

Fisher

Thermo

Extracellular
Extracellular Matrix
Plasma Membrane
Synaptic Vesicle
Mitochondria
Endoplasmic Reticulum
Golgi
Lysosome
Cytoplasm
Cytoskeleton
Peroxisome
Ribosome
Centrosome
Nucleus
Unknown
Nuclear Proteins
Cytoplasmic Proteins
Membrane and Extracellular Proteins
Interaction Ratings
0.9 - 1.0
0.8 - 0.9
0.65 - 0.8
< 0.65

Analyze • Detect • Measure • Control™
Thermo ELECTRON CORPORATION

Cellular Protein Network Mapping Workflow

Cellular Location

by Color

Protein Interactions are the basis for
almost all cellular activity

Understanding of Interaction Pathways in
Networks illuminates:

   - Cell Division (Growth)

   - Cell Differentiation (Stem Cells)

   - All Cancers

   - Immunity

   - Metabolic Disease

   - Inflammatory Disease

   - Biomarkers of Disease

   - Drug Action

         …and much more

Reagents
Consumables
Hardware
Software
Custom DNA, RNA, siRNA
Grow Cells in Culture
Tagged Protein Plus Associated Proteins
Capture Magnetic Beads
Sample Desalting
Magnetic Bead Processing Instrument
Vacuum Concentration and Storage
Mass Spectrometry Protein ID & Quantitation
SEQUEST & SIEVE
Laboratory Informatics

Analyze • Detect • Measure • Control™
Thermo ELECTRON CORPORATION

Cellular Protein Network Mapping Workflow

Key:  Blue = Fisher

         Red = Thermo

Reagents
Consumables
Hardware
Software
Custom DNA, RNA, siRNA
Grow Cells in Culture
Tagged Protein Plus Associated Proteins
Capture Magnetic Beads
Sample Desalting
Magnetic Bead Processing Instrument
Vacuum Concentration and Storage
Mass Spectrometry Protein ID & Quantitation
New Opportunity in Co-optimization of consumables with hardware
SEQUEST & SIEVE
Laboratory Informatics

Analyze • Detect • Measure • Control™
Thermo ELECTRON CORPORATION

Cellular Protein Network Mapping Workflow

Key:  Blue = Fisher

         Red = Thermo

Reagents
Consumables
Hardware
Software
Custom DNA, RNA, siRNA
Grow Cells in Culture
Tagged Protein Plus Associated Proteins
New Opportunity in custom reagents for protein quantitation
Capture Magnetic Beads
Sample Desalting
Magnetic Bead Processing Instrument
Vacuum Concentration and Storage
Mass Spectrometry Protein ID & Quantitation
SEQUEST & SIEVE
Laboratory Informatics

Analyze • Detect • Measure • Control™
Thermo ELECTRON CORPORATION

Cellular Protein Network Mapping Workflow

Key:  Blue = Fisher

         Red = Thermo

Reagents
Consumables
Hardware
Software
Custom DNA, RNA, siRNA
Grow Cells in Culture
Tagged Protein Plus Associated Proteins
Capture Magnetic Beads
Sample Desalting
Magnetic Bead Processing Instrument
Vacuum Concentration and Storage
Mass Spectrometry Protein ID & Quantitation
SEQUEST & SIEVE
Laboratory Informatics
New Opportunity to link result of protein expression analysis to the design of the next experiment (DNA/RNA, cells, media...)

Analyze • Detect • Measure • Control™
Thermo ELECTRON CORPORATION

Cellular Protein Network Mapping Workflow

*

*

*

*

*

Key:  Blue = Fisher

         Red = Thermo

Arg
Pro
Leu
Ile
Ala
Glu
Gly

Analyze • Detect • Measure • Control™
Thermo
ELECTRON CORPORATION

Summary

Unparalleled track record of innovation

2006 another milestone year

Future is even brighter as Thermo Fisher Scientific